Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Unionized employees strike at Tasiast mine

Toronto, Ontario, May 5, 2020 – Following a strike notice filed by Tasiast staff delegates, unionized employees at Kinross Gold Corporation’s (TSX:K; NYSE:KGC) Tasiast mine today initiated a strike action. The Company disagrees with the basis of the strike notice but remains open to discussions with the staff delegates to resolve the situation.

Kinross has adhered to the collective labour agreement finalized in November 2019 and all applicable labour codes and is disappointed that Tasiast staff delegates have decided to pursue this opportunistic course of action during the global pandemic. The Company has rigorously complied with all government mandates related to COVID-19 and has continued to prioritize the health and well-being of its employees while safely operating the mine and maintaining the significant benefits it provides to the Mauritanian economy.

There have been four short labour actions at Tasiast since Kinross acquired the mine, the last being in 2016. The average length of these labour actions have been approximately nine days, and none have had a material impact on the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

www.kinross.com